UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Transition Therapeutics Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893716209	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Elan Corporation Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Common Shares
	6.	Shared Voting Power 2,255,640 Common Shares
	7.	Sole Dispositive Power 0 Common Shares
	8.	Shared Dispositive Power 2,255,640 Common Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,640 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.06%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 893716209	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Perrigo Company plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Common Shares
	6.	Shared Voting Power 2,255,640 Common Shares
	7.	Sole Dispositive Power 0 Common Shares
	8.	Shared Dispositive Power 2,255,640 Common Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,640 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.06%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 893716209	Page 4 of 7

Item 1.

(a)	Name of Issuer

Transition Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices

101 College Street, Suite 220

Toronto, Ontario, Canada

M5G 1L7

Item 2.

(a)	Name of Person Filing

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Elan Corporation Limited and (ii) Perrigo Company plc (sometimes collectively referred to as the “Reporting Persons”). Elan Corporation Limited is private limited company incorporated in Ireland. Perrigo Company plc is public company incorporated in Ireland.

(b)	Address of Principal Business Office or, if none, Residence

Elan Corporation Limited	Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

Perrigo Company plc	Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Common Shares, no par value

(e)	CUSIP Number

893716209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP No. 893716209	Page 5 of 7

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of February 28, 2014:

Elan Corporation Limited is the owner of 2,255,640 Common Shares. Elan Corporation Limited and Perrigo Company plc have shared voting and dispositive power over these 2,255,640 Common Shares. Perrigo Company plc controls Elan Corporation Limited, of which it is the sole stockholder, and accordingly Perrigo Company plc may be deemed to beneficially own these 2,255,640 Common Shares.

The following sets forth in tabular format the share ownership as to each of the Reporting Persons:

(a)	Amount beneficially owned: 2,255,640 Common Shares

(b)	Percent of class: 7.06%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0 Common Shares

	(ii)	Shared power to vote or to direct the vote 2,255,640 Common Shares

	(iii)	Sole power to dispose or to direct the disposition of 0 Common Shares

	(iv)	Shared power to dispose or to direct the disposition of 2,255,640 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

CUSIP No. 893716209	Page 6 of 7

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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CUSIP No. 893716209	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2014

PERRIGO COMPANY PLC

By:	/S/ Todd W. Kingma
Name:	Todd W. Kingma
Title:	EVP, Company Secretary

ELAN CORPORATION LIMITED

By:	/S/ Mary Sheahan
Name:	Mary Sheahan
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 7 day of March, 2014, between Elan Corporation Limited and Perrigo Company plc (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13G with respect to the Common Shares, no par value, of Transition Therapeutics Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

PERRIGO COMPANY PLC

By:	/S/ Todd W. Kingma
Name:	Todd W. Kingma
Title:	EVP, Company Secretary

ELAN CORPORATION LIMITED

By:	/S/ Mary Sheahan
Name:	Mary Sheahan
Title:	Director